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FOR IMMEDIATE RELEASE

CORPORATE RELEASE

                SEMICONDUCTOR INDUSTRY VETERAN RICHARD J. AGNICH
                         JOINS STATS BOARD OF DIRECTORS

SINGAPORE AND MILPITAS, CALIFORNIA, OCTOBER 23, 2001 - ST Assembly Test Services Ltd ("STATS" - NNM : STTS and SGX : ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced the appointment of Richard J. Agnich as a non-executive director to its Board of Directors, effective 23 October 2001.

A semiconductor industry veteran with 27 years experience, Agnich joined Texas Instruments in 1973, was elected Vice President and General Counsel in 1982 and served as Senior Vice President, Secretary and General Counsel from 1988 to 2000. He served on the Strategy Leadership Team, Texas Instruments' senior management group, for over ten years and shared the responsibility of transforming Texas Instruments from a diversified electronics conglomerate into a focused digital signal processing and analog integrated circuit company. Prior to joining Texas Instruments, he served as legislative assistant to U.S. Senator John G. Tower in 1969 and 1970 when he was named Administrative Assistant (Chief of Staff) to Senator Tower.

"I am delighted that Dick is joining our Board. Dick had a distinguished career at the highest level at Texas Instruments. He brings with him extensive knowledge of the semiconductor industry. He is a significant addition to our Board and I look forward to his contributions to the Board's deliberations," said Tan Bock Seng, Chairman and Chief Executive Officer.

On joining the STATS Board of Directors, Richard J. Agnich said, "STATS is a young company with the desire and determination to become the leading player in the semiconductor test and assembly outsourcing industry. I am honored to be on STATS' Board and I look forward to contributing my experience to help STATS achieve its objectives."

Agnich holds an AB in economics from Stanford University and a Juris Doctor from the University of Texas School of Law. He is a past president of the Association of General Counsel, has written on corporate governance and has been a seminar leader and speaker at programs of the Stanford Law School and the SMU Law School. He is also a co-founder and is currently Chair of Entrepreneurs Foundation of North Texas.


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ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International (MSCI) Provisional Singapore Index and the Straits Times Industrial Index. Further information is available at www.stts.com.

Certain of the statements in this press release are forward-looking statements including statements with respect to industry growth, that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include : general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time-to-time in the Company's SEC filings, including its annual report on Form 20-F dated March 30, 2001. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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SINGAPORE CONTACTS :
Elaine Ang                                                    Khor Hwee Eng
Manager, Investor Relations / Corporate Communications        Senior Marcom Executive, Asia / Europe
Tel : (65) 751 1738, Fax : (65) 755 1585                      Tel : (65) 751 1291, Fax : (65) 7555431
email: angelaine@stats.st.com.sg                              email: khorhweeeng@stats.st.com.sg

US CONTACTS :
Drew Davies                                                   Lisa Lavin
Director, Investor Relations                                  Marcom Manager
Tel : (408) 941 3021, Fax : (408) 941 3014                    Tel : (208) 672 6112, Fax : (208) 672 6132
email: daviesd@statsus.com                                    email: lavinl@statsus.com
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